UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of May, 2009
Commission File Number: 001-32696
Copa Holdings, S.A.
(Translation of Registrant’s Name Into English)
Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda
Urbanización Costa del Este
Complejo Business Park, Torre Norte
Parque Lefevre
Panama City, Panama
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑       Form 40-F ☐
(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐       No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82- )

This Current Report on Form 6-K is being filed for the purpose of updating certain unaudited quarterly financial information of Copa Holdings, S.A. (the “Company”) included in the earnings releases filed on Form 6-K for the quarters ended September 30, 2008 and December 31, 2008. These updates reflect changes to the accounting treatment applied to the Company’s fuel hedge derivative contracts in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (SFAS 133), as a result of which certain charges are recorded in “Consolidated Net Income” on the Company’s income statement as opposed to under “Accumulated other comprehensive income”.
During 2008, the Company decided to implement hedge accounting with respect to its fuel hedge derivative contracts for financial reporting purposes in accordance with SFAS 133. As a result of the implementation of hedge accounting, fuel hedge derivatives entered into by the Company after July 1, 2008 designated as effective hedging instruments were recorded at fair value with changes reflected on the Company’s balance sheet under “Other Current Assets” or “Other Current Liabilities” with an offset to “Accumulated other comprehensive income (loss)”, net of hedge ineffectiveness. As of December 31, 2008, changes in the fair value of zero cost collar and jet fuel swap option contracts designated as effective hedging instruments were reported in the Company’s preliminary quarterly results totaled $34.7 million. In connection with the Company’s 2008 audit, it was determined that not all the technical requirements of SFAS 133 were met. As a result of this determination, amounts previously recorded in “Accumulated other comprehensive income” will be recorded in “Consolidated Net Income.”
As a result, third-quarter 2008 net income will decrease by US$7.3 million to $23.0 million, from $30.3 million, as preliminarily reported on November 13, 2008. Fourth-quarter net income will also decrease by $26.1 million to $25.8 million, from $51.9 million, as preliminarily reported on February 19, 2009. The Company’s assets, liabilities and owners equity have not been affected by these adjustments, with the exception of a favorable tax effect during 2008. In addition, the Company’s operating results have not been affected by these adjustments. The negative impact of the US$34.7 million adjustment in 2008 to the “Consolidated Net Income” will be offset as the fuel hedge derivative contracts mature in 2009 (US$31.7 million) and 2010 (US$3.0 million), assuming the hedges are not unwound or otherwise terminated prior to such dates.
Today, the Company will file its Annual Report on Form 20-F, including the Company’s audited financial statements, which will reflect the impact of the ineffective hedging instruments.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Copa Holdings, S.A.
(Registrant)

Date: 05/06/2009
By: /s/ Victor Vial
Name: Victor Vial
Title: CFO